SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                           FOR REGISTRATION OF CERTAIN
                              CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 H&R Block, Inc.
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               (Exact name of registrant as specified in charter)

                                    MISSOURI
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                    (State of incorporation or organization)

                                   44-0607856
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                      (I.R.S. Employer Identification No.)


                     4400 Main Street, Kansas City, MO 64111
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               (Address of principal executive offices) (zip code)

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange on which each
Title of each class to be so registered           class is to be registered
---------------------------------------      -----------------------------------
   Preferred Stock Purchase Rights                 New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.   Description of Registrant's Securities to be Registered.

     The Board of Directors of H&R Block, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's Common Stock, without par value (the "Common Stock"), payable to the shareholders of record at the close of business on the Effective Date (defined below) (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a newly issued series of the Company's preferred stock, designated Participating Preferred Stock, without par value (the "Preferred Stock"), at a purchase price of $215.00 per one one-hundredth (1/100)

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of a share,  subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

     Capitalized terms herein have the same meaning set forth in the Rights Agreement. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits attached thereto) attached hereto.

Effective Date of Plan

     The Plan will become effective upon the earliest of the termination or expiration of the existing Shareholder Rights Plan (first effective on July 14, 1988 (the "Existing Plan")) or the date upon which the Existing Plan is determined to have become ineffective, regardless of the reasons therefor (the "Effective Date"). The anticipated Effective Date for the Plan is July 25, 1998.

Rights Evidenced by Common Stock Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights will not be sent to shareholders and the Rights will attach to and trade only together with Common Stock certificates. Accordingly, Common Stock certificates outstanding on the Record Date will evidence the rights related thereto (even if such Certificates make reference to a prior plan), and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date, even without notation or a copy of this Summary being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

Distribution Date

     The Rights will separate from the Common Stock certificates, Right Certificates (as defined below) will be issued, and the Rights will become exercisable upon the "Distribution Date", which is the earlier of the following dates:

     (i) the first to occur of (a) a public announcement that, without the prior written consent of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of Common Stock, or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date"); or

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

     (ii) ten days (or such later date as may be determined by action of the Board of Directors, but in no event later than the date set forth in (i) above) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer for 15% or more of the outstanding shares of Common Stock without the Prior Written Approval of the Company.

Issuance of Right Certificates

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will then evidence the Rights.

Final Expiration Date

     The Rights will expire on the earliest of (i) March 25, 2008 (the "Final Expiration Date") unless the Final Expiration Date is extended by the Board, or
(ii) the redemption or exchange of the Rights by the Company, as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $215 per Right, one one-hundredth of a share of Preferred Stock.

Adjustments to Prevent Dilution

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock.

Cash Paid Instead of Issuing Fractional Shares

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof,

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

an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

Right to Buy Common Stock at Half Price

     In the event that an Acquiring Person becomes such, proper provisions shall be made so that each holder of a Right will have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued) a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right").

Right to Buy Acquiring Company Stock at Half Price

     In the event that following the Distribution Date, the Company is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right, in whole or in part.

Acquiring Person Rights Void

     Upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time owned by an Acquiring Person shall become void insofar as they relate to the Merger Right or the Subscription Right.

Redemption

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.00125 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. The redemption of the Rights by the Board of Directors may be made effective at such time, in such form and on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the majority of the Board of Directors of the Company electing to redeem the Rights, evidence of which shall be promptly filed with the Rights Agent, and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.

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

Exchange

     After a person or group has become an Acquiring Person, the Company may exchange all or part of the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person that became void with respect to the Merger Right or the Subscription Right) for Common Stock or common stock equivalents at an Exchange Ratio of one share of Common Stock (or equivalent value of common stock equivalent) per Right or such other Exchange Ratio as determined by the Board of Directors. The Company may not effect such an exchange, however, at any time after any person (other than the Company and related entities), together with certain related parties, beneficially owns 50% or more of the Common Stock. Upon action by the Company ordering such exchange, the right to exercise the Rights subject to the exchange will terminate and the only right of the holders of such Rights will be to receive shares of Common Stock based on the above Exchange Ratio.

Terms of Preferred Stock

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $1.00. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredths of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Amendments to the Rights Agreement

     The Rights Agreement may be amended or supplemented from time to time in order (a) to cure any ambiguity, (b) to correct or supplement any provision which may be defective or inconsistent with any other provision, (c) to shorten or lengthen any time period hereunder (including the Final Expiration Date, subject to certain limitations), (d) to increase or decrease the Purchase Price,
(e) increase or decrease the Exchange Ratio, or (f) to change or supplement the provisions which the Company may deem necessary or desirable and which shall not

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

adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). However, if a person becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights.

Adverse Person

     The Company may, prior to any person becoming an Acquiring Person, amend the Rights Agreement to lower the 15% threshold to not less than the greater of
(i) any percentage greater than the largest percentage of the Voting Power of the Company then known by the Company to be beneficially owned by any person or group (other than the Company, or any of its affiliates), and (ii) 10%.

Shareholder Rights

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.           Exhibits.


Exhibit No.     Description of Exhibit
-----------     ----------------------
       1        Rights  Agreement,  dated as of March  25,  1998,
                between   H&R   Block,   Inc.   and   ChaseMellon
                Shareholder  Services,  L.L.C.,  as Rights Agent,
                which   includes   as   Exhibit  1  the  form  of
                Certificate   of  Amendment  of   Certificate  of
                Designation,    Preferences    and    Rights   of
                Participating  Preferred Stock; the form of Right
                Certificate as Exhibit 2; and the Summary of Shareholder Rights Plan as Exhibit 3.


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  H&R BLOCK, INC.


                                  By: /s/ Ozzie Wenich
                                      ------------------------------------------
                                      Ozzie Wenich, Senior Vice President and
                                      Chief Financial Officer

Date:    July 22, 1998


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

                                  EXHIBIT INDEX



Exhibit No.       Description of Exhibit
-----------       ----------------------
    1             Rights  Agreement,  dated as of March  25,  1998,
                  between   H&R   Block,   Inc.   and   ChaseMellon
                  Shareholder  Services,  L.L.C.,  as Rights Agent,
                  which   includes   as   Exhibit  1  the  form  of
                  Certificate   of  Amendment  of   Certificate  of
                  Designation,    Preferences    and    Rights   of
                  Participating  Preferred Stock; the form of Right
                  Certificate as Exhibit 2; and the Summary of Shareholder Rights Plan as Exhibit 3.





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